UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oak Brook, Illinois
June 27, 2019

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	December 31, 2018
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$394,120,141	$10,305,952	$404,426,093
Collective trust funds	1,444,410,489	—	1,444,410,489
Common stock other than NextEra Energy, Inc. common stock	410,263,616	—	410,263,616
NextEra Energy, Inc. common stock	514,043,592	1,286,379,575	1,800,423,167

Total investments, at fair value	2,762,837,838	1,296,685,527	4,059,523,365
Investments, at contract value (see Note 7)	282,869,282	—	282,869,282

Total investments	3,045,707,120	1,296,685,527	4,342,392,647

Receivables
Participant loans	71,944,590	—	71,944,590
Pending trades due from brokers	1,945,611	—	1,945,611
Other receivables	1,443,528	16,478	1,460,006

Total receivables	75,333,729	16,478	75,350,207
Non-interest bearing cash	37,678	—	37,678

Total assets	3,121,078,527	1,296,702,005	4,417,780,532

LIABILITIES
Pending trades due to brokers (see Note 7)	7,698,293	—	7,698,293
Other payables	2,961,563	71,986	3,033,549

Total liabilities	10,659,856	71,986	10,731,842

NET ASSETS AVAILABLE FOR BENEFITS	$3,110,418,671	$1,296,630,019	$4,407,048,690

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	December 31, 2017
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$426,956,812	$10,270,951	$437,227,763
Collective trust funds	1,615,240,260	—	1,615,240,260
Common stock other than NextEra Energy, Inc. common stock	369,418,704	—	369,418,704
NextEra Energy, Inc. common stock	505,405,823	1,206,146,958	1,711,552,781

Total investments, at fair value	2,917,021,599	1,216,417,909	4,133,439,508
Investments, at contract value (see Note 7)	281,704,258	—	281,704,258

Total investments	3,198,725,857	1,216,417,909	4,415,143,766

Receivables
Participant loans	69,958,932	—	69,958,932
Pending trades due from brokers	107,183	—	107,183
Other receivables	1,481,184	8,326	1,489,510

Total receivables	71,547,299	8,326	71,555,625
Non-interest bearing cash	812,872	—	812,872

Total assets	3,271,086,028	1,216,426,235	4,487,512,263

LIABILITIES
Pending trades due to brokers	1,097,092	—	1,097,092
Other payables	1,347,177	187,524	1,534,701

Total liabilities	2,444,269	187,524	2,631,793

NET ASSETS AVAILABLE FOR BENEFITS	$3,268,641,759	$1,216,238,711	$4,484,880,470

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation/(depreciation) in fair value of investments	$(73,996,172)	$132,189,103	$58,192,931
Interest income	10,741,525	—	10,741,525
Dividend income	37,838,132	33,365,870	71,204,002

Net investment income/(loss)	(25,416,515)	165,554,973	140,138,458
Contributions
Participant	162,675,498	—	162,675,498
Employer - NextEra Energy, Inc. common stock	—	54,249,486	54,249,486

Total contributions	162,675,498	54,249,486	216,924,984
Transfer from/to nonparticipant-directed investments	41,576,651	1,802,958	43,379,609

Total net additions	178,835,634	221,607,417	400,443,051
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	331,325,187	99,252,479	430,577,666
Management and administrative expenses	3,930,577	386,979	4,317,556
Transfer from/to participant directed investments	1,802,958	41,576,651	43,379,609

Total deductions	337,058,722	141,216,109	478,274,831
NET INCREASE/(DECREASE)	$(158,223,088)	$80,391,308	$(77,831,780)
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2017	$3,268,641,759	$1,216,238,711	$4,484,880,470

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2018	$3,110,418,671	$1,296,630,019	$4,407,048,690

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries and differing vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries, with the exception of employees of Eagle Crest Energy, Co., are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The table below presents the effective dates of the Roth after-tax and Roth catch-up contributions, subject to the 50% Limit, for the various eligible employee Participant groups covered by the Plan as of December 31, 2018 and 2017.

Participant Group *	Roth Contribution effective dates (includes after-tax and catch-up contributions)
NextEra Energy, Inc. and subsidiaries non-bargaining and certain bargaining unit employees not listed below	January 1, 2016
Employees represented by the NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) bargaining unit	January 1, 2017
FPL bargaining unit employees and NextEra Energy Point Beach, LLC (NextEra Energy Point Beach) employees represented by the International Brotherhood of Electrical Workers (IBEW) 2150	January 1, 2018
*	NextEra Energy Duane Arnold, LLC (NextEra Energy Duane Arnold) bargaining unit employees represented by IBEW 204 are not eligible for these provisions.

The table below presents the auto enrollment Pretax Contributions for the various groups of eligible employees unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire.

Participant Group *	Deemed Pretax Contribution
NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees not listed below	3% for employees hired or rehired on or after January 1, 2015 but prior to April 1, 2018 and 7% for employees hired or rehired on or after April 1, 2018

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Blue Book (trade union)

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Red, Green and White Books (professional union) through December 31, 2018, after which their benefit is as described above for the NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees

3% for employees hired or rehired on or after January 1, 2008
NextEra Energy Seabrook bargaining unit employees	3% for employees hired or rehired on or after March 1, 2017
NextEra Energy Maine Operating Services, LLC (NextEra Energy Maine) bargaining unit employees	3% for employees hired or rehired on or after July 1, 2015
FPL bargaining unit employees	3% for employees hired or rehired on or after January 1, 2018
*	NextEra Energy Duane Arnold bargaining unit employees represented by IBEW 204 are not eligible for these provisions.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. The table below presents the Employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2018 and 2017.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees not listed below	100% on the first 3% of employee contributions 50% on the next 3% of employee contributions 25% on the next 1% of employee contributions
NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002 NextEra Energy Seabrook bargaining unit employees hired prior to January 1, 2004	100% on the first 3% of employee contributions

NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006

NextEra Energy Duane Arnold bargaining unit employees

NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007 through December 31, 2018, after which their benefit is as described above for the NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Red, Green and White Books, through December 31, 2018, after which their benefit is as described above for the NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees

100% on the first 3% of employee contributions 50% on the next 2% of employee contributions
NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Blue Book through December 31, 2017, after which their benefit is as described above for the NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees	100% on the first 1% of employee contributions 50% on the next 6% of employee contributions

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce Employer contributions in 2018 totaled $1,802,958 and forfeitures applied to administrative fees in 2018 totaled $116,603. At December 31, 2018 and 2017, the balance of the forfeiture account was $223,186 and $133,798, respectively.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Vesting

Participants are immediately 100% vested in employee contributions.

The table below presents the vesting schedule for Company matching contributions of the various Participant groups covered by the Plan as of December 31, 2018 and 2017.

Participant Group	Vesting of Company Match
NextEra Energy, Inc. and subsidiaries non-bargaining and bargaining unit employees, not listed below	Company matching contributions are vested 20% for each year of service and are fully vested upon a Participant attaining five years of service

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002

NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006

NextEra Energy Duane Arnold bargaining unit employees existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006)

NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Red, Green and White Books existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007) and hired on or after September 28, 2007 but prior to January 1, 2019

NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Blue Book existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007)

NextEra Energy Seabrook bargaining unit employees hired prior to January 1, 2009

Company matching contributions are fully vested immediately
NextEra Energy Maine non-bargaining employees hired prior to August 1, 2006 NextEra Energy Maine bargaining unit employees hired prior to May 15, 2008	Company matching contributions are fully vested after attaining six months of service
NextEra Energy Point Beach bargaining unit employees represented by IBEW 2150 Blue Book hired on or after September 28, 2007 but prior to January 1, 2018	Company matching contributions are fully vested after attaining one year of service

Upon death, total and permanent disability or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate which is updated quarterly. Loans outstanding at December 31, 2018 carry an interest rate of 3.25% to 5.25% and mature between 2019 and 2025.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $61 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock is valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The wrapper contracts within the Managed Income Fund are a synthetic guaranteed investment contract which is valued at the contract value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the loans are collateralized by the Participants’ account balances in the Plan.

3. Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed shares daily among any of the other investment options available under the Plan.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others.

Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2018, dividends on shares of Company Stock held in Participants’ accounts totaled $46,891,512.

During 2018, employer contributions of Company Stock credited to Participant’s accounts totaled $54,249,486 which equates to 331,636 shares. Realized gains on shares of Company Stock sold by Participants during the current Plan year totaled $10,005,355. At December 31, 2018 and 2017, the number of shares of Company Stock held in Participants’ accounts totaled 10,357,975 and 10,958,146, respectively, with a fair value of $1,800,423,167 and $1,711,552,781, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $71,944,590 and $69,958,932 at December 31, 2018 and December 31, 2017, respectively, are also considered party-in-interest transactions.

6. Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements
	At December 31, 2018 using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$394,120,141	$—	$—	$394,120,141
Collective trust funds	—	1,444,410,489	—	1,444,410,489
Common stock other than NextEra Energy, Inc. common stock	408,246,861	—	2,016,755	410,263,616
NextEra Energy, Inc. common stock	514,043,592	—	—	514,043,592

Total participant-directed investments	1,316,410,594	1,444,410,489	2,016,755	2,762,837,838
Nonparticipant-directed investments:
NextEra Energy, Inc. common stock	1,286,379,575	—	—	1,286,379,575
Registered investment companies	10,305,952	—	—	10,305,952

Total nonparticipant-directed investments	1,296,685,527	—	—	1,296,685,527
Total investments in the fair value heirarchy	2,613,096,121	1,444,410,489	2,016,755	4,059,523,365

Investments at contract value				282,869,282

Total investments				$4,342,392,647

During the 2018 Plan year there were no transfers between investment levels.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value Measurements
	At December 31, 2017 using
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$426,956,812	$—	$—	$426,956,812
Collective trust funds	—	1,615,240,260	—	1,615,240,260
Common stock other than NextEra Energy, Inc. common stock	366,789,979	—	2,628,725	369,418,704
NextEra Energy, Inc. common stock	505,405,823	—	—	505,405,823

Total participant-directed investments	1,299,152,614	1,615,240,260	2,628,725	2,917,021,599
Nonparticipant-directed investments:
NextEra Energy, Inc. common stock	1,206,146,958	—	—	1,206,146,958
Registered investment companies	10,270,951	—	—	10,270,951

Total nonparticipant-directed investments	1,216,417,909			1,216,417,909
Total investments in the fair value heirarchy	2,515,570,523	1,615,240,260	2,628,725	4,133,439,508

Investments at contract value				281,704,258

Total investments				$4,415,143,766

During the 2017 Plan year there were no transfers between investment levels.

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $282,869,282 and $281,704,258, respectively, at December 31, 2018 and 2017. The contract value of fully benefit-responsive investment contracts includes a short-term collective investment trust in the amount of $9,662,516 and $3,417,857, respectively, at December 31, 2018 and 2017. Pending trades due to brokers related to fully benefit-responsive investment contracts are $7,698,293 and $0, respectively at December 31, 2018 and 2017. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $9,721,874 and $4,206,125, respectively, at December 31, 2018 and 2017.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing and regulatory authorities, and IRS and DOL audits are currently in progress for plan years after 2013. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2014.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

9. Subsequent Events

On January 1, 2019, the Company acquired Gulf Power Company (Gulf Power) from The Southern Company (Southern). Gulf Power employees are eligible to participate in the Plan as of the first of the month following one full month of service, including prior service with Southern. Gulf Power non-bargaining employees’ matching contributions are vested 20% for each year of service and are fully vested upon a Participant attaining five years of service (which includes prior service with Southern). Gulf Power bargaining employees’ matching contributions are vested immediately. On the date of the Gulf Power acquisition, eligible employees were able to begin deferrals into the Plan and could rollover 401(k) account balances from Southern. The acquisition resulted in a 5% increase in total Plan participants. In addition, eligible employees with loan balances were given a choice prior to the acquisition to participate in a group rollover of Southern 401(k) balances and loans into the Plan. The group rollover included approximately $28 million (unaudited) of Southern 401(k) balances and occurred in March of 2019.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Common Stock:
	ACTIVISION BLIZZARD INC	25,700	**	$1,196,849
	ALEXION PHARMACEUTICALS INC	16,947	**	1,649,960
	ALIBABA GROUP HOLDING LTD SPON ADR	36,098	**	4,947,953
	ALPHABET INC CL A	13,069	**	13,656,582
	ALPHABET INC CL C	6,592	**	6,826,741
	AMAZON.COM INC	15,840	**	23,791,205
	AMERICAN WATER WRKS COMPANY	14,500	**	1,316,165
	ANTHEM INC	15,153	**	3,979,632
	APPLE INC	28,842	**	4,549,537
	APTIV PLC	53,426	**	3,289,439
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	7,200	**	1,120,464
	BECTON DICKINSON & CO	26,976	**	6,078,232
	BOEING CO	46,153	**	14,884,343
	CENTENE CORP	15,428	**	1,778,848
	CIGNA CORP	44,259	**	8,405,669
	DOLLAR GENERAL CORP	34,622	**	3,741,946
	FACEBOOK INC CL A	84,419	**	11,066,487
	FIDELITY NATL INFORM SVCS INC	9,909	**	1,016,168
	FORTIVE CORP	18,282	**	1,236,960
	GLOBAL PAYMENTS INC	30,695	**	3,165,575
	HCA HEALTHCARE INC	38,183	**	4,751,874
	HILTON WORLDWIDE HOLDINGS INC	40,744	**	2,925,419
	HONEYWELL INTL INC	10,716	**	1,415,798
	HUMANA INC	8,204	**	2,350,282
	IAC/INTERACTIVECORP	7,400	**	1,354,496
	INTERCONTINENTAL EXCHANGE INC	35,700	**	2,689,281
	INTUIT INC	25,786	**	5,075,974
	INTUITIVE SURGICAL INC	13,811	**	6,614,364
	KANSAS CITY SOUTHERN	13,618	**	1,299,838
	LAS VEGAS SANDS CORP	31,600	**	1,644,780
	LILLY (ELI) & CO	26,700	**	3,089,724
	MAXIM INTEGRATED PRODUCTS INC	29,555	**	1,502,872
	MCDONALDS CORP	10,446	**	1,854,896
	MICROSOFT CORP	187,000	**	18,993,590
	MORGAN STANLEY	50,789	**	2,013,784
	NETFLIX INC	11,677	**	3,125,466
	NIKE INC CL B	36,429	**	2,700,846
	NORTHROP GRUMMAN CORP	12,358	**	3,026,474
	PAYPAL HLDGS INC	45,900	**	3,859,731
	PHILIP MORRIS INTL INC	41,210	**	2,751,180
	RED HAT INC	36,307	**	6,376,961
	RESTAURANT BRANDS INTERNATIONAL INC	35,100	**	1,835,730
	ROSS STORES INC	39,800	**	3,311,360
	SALESFORCE.COM INC	29,800	**	4,081,706
	SCHWAB CHARLES CORP	120,447	**	5,002,164

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	SEMPRA ENERGY	17,333	**	1,875,257
	SERVICENOW INC	12,418	**	2,211,025
	SPIRIT AEROSYSTEM HLD INC CL A	20,897	**	1,506,465
	SPLUNK INC	23,100	**	2,422,035
	STRYKER CORP	39,901	**	6,254,482
	TD AMERITRADE HOLDING CORP	43,264	**	2,118,205
	TENCENT HOLDINGS LTD UNS ADR	173,814	**	6,860,439
	TESLA INC	11,058	**	3,680,102
	THE BOOKING HOLDINGS INC	3,109	**	5,355,004
	UBER TECHNOLOGIES INC CL A P/P	216	**	10,534
	UNITEDHEALTH GROUP INC	36,100	**	8,993,232
	VERTEX PHARMACEUTICALS INC	29,550	**	4,896,731
	VISA INC CL A	104,700	**	13,814,118
	VMWARE INC CL A	33,527	**	4,597,558
	WASTE CONNECTIONS INC (US)	31,250	**	2,320,313
	WELLCARE HEALTH PLANS INC	6,755	**	1,594,788
	WORKDAY INC CL A	16,743	**	2,673,522
	AIRBNB INC SER E PC PP	2,935	**	275,244
	AIRBNB PC D PP	6,435	**	603,474
	MAGIC LEAP INC PC SER C PP	10,937	**	216,443
	MAGIC LEAP INC PC SER D PP	3,654	**	72,313
	UBER TECH INC SER A PC PP	31	**	1,512
	UBER TECH INC SER B PC PP	82	**	3,999
	UBER TECH INC SER C-1 PC PP	21	**	1,024
	UBER TECH INC SER C-2 PC PP	18	**	878
	UBER TECH INC SER D PC PP	20	**	975
	UBER TECH INC SER SEED PC PP	79	**	3,853
	UBER TECHN INC SER G-1 PC PP	47	**	2,292
	UBER TECHNOLOGIES 8% PC E PP	10,657	**	519,742
	UBER TECHNOLOGIES SER G PP	6,243	**	304,471
	ABIOMED INC	7,829	**	2,544,738
	AFFILIATED MANAGERS GRP INC	23,933	**	2,332,032
	AMAG PHARMACEUTICALS INC	148,341	**	2,253,300
	BIO TECHNE CORP	43,735	**	6,329,329
	CARS.COM INC	238,343	**	5,124,375
	COUPA SOFTWARE INC	73,736	**	4,635,045
	DUNKIN BRANDS GROUP INC	87,416	**	5,605,114
	EQUITY COMMONWEALTH	278,590	**	8,360,486
	EXPEDITORS INTL OF WASH INC	54,068	**	3,681,490
	GCI LIBERTY INC CL A	60,339	**	2,483,553
	GRACO INC	96,446	**	4,036,265
	HAEMONETICS CORP MASS	30,972	**	3,098,749
	J2 GLOBAL INC	101,060	**	7,011,543
	LENDINGTREE INC	22,882	**	5,024,201
	LIBERTY FORMULA ONE-C	104,417	**	3,205,602
	LIBERTY TRIPADVISOR HOLDG A WI	379,404	**	6,028,730

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	LIVERAMP HOLDINGS INC	198,215	**	7,657,045
	LOGITECH INTL SA REG	107,449	**	3,380,123
	MSCI INC	13,275	**	1,957,133
	NEW YORK TIMES CO CL A	338,727	**	7,550,225
	PAYCOM SOFTWARE INC	40,600	**	4,971,470
	PORTOLA PHARMACEUTICALS INC	93,575	**	1,826,584
	REDFIN CORP	301,957	**	4,348,181
	STITCH FIX	141,673	**	2,421,192
	TRIPADVISOR INC	46,215	**	2,492,837
	UBIQUITI NETWORKS INC	15,948	**	1,585,391
	VARONIS SYSTEMS INC	63,051	**	3,335,398
	WIX.COM LTD	46,174	**	4,171,359
	WYNDHAM HOTELS & RESORTS INC	98,852	**	4,484,914
	YELP INC	108,312	**	3,789,837
*	NEXTERA ENERGY, INC. (PARTICIPANT DIRECTED)	2,957,333	**	514,043,592
*	NEXTERA ENERGY, INC. (NON-PARTICIPANT DIRECTED)	7,400,642	230,340,879	1,286,379,575

	Total Common Stock		230,340,879	$2,210,686,783

	Collective Trust Funds:
*	ARISTOTLE SM CAP EQ	7,472,327	**	$77,338,580
*	BLKRK 2000 INDEX M	708,118	**	12,807,794
*	BTC ACWI EX US IMI M	2,848,296	**	34,556,946
*	BTC EQUITY INDEX M	8,260,891	**	170,437,054
*	BTC RUSSELL 3000 M	5,474,304	**	75,373,500
*	BTC US DEBT INDEX W	2,281,842	**	49,420,475
*	C&S US REALTY B	3,714,946	**	46,956,923
*	FID LOW PR STK POOL	5,490,515	**	70,168,777
*	FISHER EMERGING MKTS	1,036,376	**	11,369,043
*	LS CORE PL FXINC D	4,142,987	**	60,156,168
*	PIMCO DIVRSD RL AST	763,573	**	10,071,525
*	VANGUARD TARGET 2015	2,106,040	**	104,943,982
*	VANGUARD TARGET 2020	112,696	**	5,728,360
*	VANGUARD TARGET 2025	5,435,703	**	275,427,058
*	VANGUARD TARGET 2030	97,278	**	4,929,091
*	VANGUARD TARGET 2035	4,397,646	**	225,687,214
*	VANGUARD TARGET 2040	71,411	**	3,750,501
*	VANGUARD TARGET 2045	2,319,426	**	121,514,742
*	VANGUARD TARGET 2050	64,419	**	3,394,892
*	VANGUARD TARGET 2055	490,479	**	31,518,195
*	VANGUARD TARGET 2060	14,900	**	502,738
*	VANGUARD TARGET 2065	86,398	**	1,793,627
*	VANGUARD TARGET RET	780,638	**	39,227,075
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	4,983,179	**	4,983,179
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	2,353,050	**	2,353,050
*	SSBK STIF FUND (MANAGED INCOME FUND)	9,662,516	**	9,662,516

	Total Collective Trust Funds		—	$1,454,073,005

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered Investment Companies:
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,322,809	**	$19,720,649
*	VANGUARD PRIME CAP CORE FUND	4,358,272	**	101,983,567
*	VANGUARD VMMR-FED MONEY MARKET	97,811,643	**	97,811,643
*	JPM EQUITY INCOME R6 FUND	5,482,422	**	86,896,394
*	AF EUROPAC GROWTH R6	1,706,951	**	76,795,723
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT DIRECTED)	1,190,291	**	1,190,291
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NON-PARTICIPANT DIRECTED)	10,305,952	10,305,952	10,305,952
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	9,721,874	**	9,721,874

	Total Registered Investment Companies		10,305,952	$404,426,093

	U.S. Treasury Notes:
	USTN 2.375% 8/15/24	4,918,000	**	$4,917,133
	USTN 2% 08/15/25	8,419,000	**	8,182,847
	USTN 1.75% 12/31/20	27,175,000	**	26,784,480
	USTN 1.75% 11/30/21	12,398,000	**	12,166,471
	USTN 1.875% 06/30/20	143,000	**	141,577
	UST NOTE 1.875% 03/31/22	20,042,000	**	19,724,523
	UST NOTES 1.625% 07/31/20	14,969,000	**	14,857,059
	USTN 1.375% 08/31/23	9,223,000	**	8,810,431
	USTN 1.875% 07/31/22	13,786,000	**	13,608,312

	Total U.S. Treasury Notes		—	$109,192,833

	Government Agency Notes:
	NYC TFA (PIT) 2.05% 08/01/23	165,000	**	$159,139
	NYC TFA (PIT) 2.85% 02/01/24	155,000	**	153,638
	NYS UDC 2.67% 03/15/23	775,000	**	771,979
	NYS UDC 2.7% 03/15/23	630,000	**	628,344

	Total Government Agency Notes		—	$1,713,100

	Mortgage Backed Securities:
	FHLG 7.50% 7/34 #G02115	75,613	**	$85,979
	FHLG 15YR 5.00% 4/20 #G13598	1,622	**	1,640
	FHLG 15YR 3.5% 08/30#G15273	364,152	**	370,722
	FHLG 15YR 2.5% 10/31#G16387	619,349	**	611,111
	FHLG 25YR 5.50% 7/35 #G05815	33,369	**	35,882
	FHLG 20YR 3.5% 06/32#C91456	567,846	**	577,914
	FHLG 5.50% 3/34 #G01665	48,880	**	52,597
	FHLG 15YR 4.00% 9/25 #E02787	85,908	**	88,192
	FHLG 15YR 4.00% 4/26 #E02867	50,225	**	51,633
	FHLG 15YR 3% 05/29#J29409	916,840	**	920,605
	FHLG 5.50% 5/34 #Z40042	367,230	**	394,544
	FHLG 20YR 3% 11/33#G30872	550,195	**	552,412
	FHLG 20YR 3.5% 05/38#G31067	299,958	**	305,276
	FHMS 2013-K025 A2 2.682% 10/22	137,000	**	136,292
	FHMS K724 A1 2.776% 03/23	185,868	**	185,370
	FHMS K035 A2 3.458% 08/23	632,000	**	646,516
	FHMS 2017-K727 A1 2.632% 10/23	131,209	**	130,521
	FHMS 2018-K079 A1 3.729% 02/28	172,928	**	178,837

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 5.50% 11/34 #310105	264,826	**	285,230
	FNMA 15YR 3.5% 07/26#AI7819	28,772	**	29,296
	FNMA 15YR 3.50% 1/26 #AL1168	72,893	**	74,179
	FNMA 15YR 3.50% 3/27 #AL1746	340,808	**	347,213
	FNMA 20YR 2.5% 01/33#AL2974	163,382	**	160,351
	FNMA 20YR 2.5% 01/33#AL2975	183,068	**	179,671
	FNMA 20YR 2.5% 01/33#AL2976	109,927	**	107,887
	FNMA 20YR 2.5% 01/33#AL2982	129,532	**	127,128
	FNMA 15YR 3.5% 10/29#AL5851	122,568	**	124,875
	FNMA 15YR 3.5% 09/29#AL5878	298,636	**	304,258
	FNMA 15YR 4.5% 11/25#AL8242	180,538	**	186,763
	FNMA 15YR 3% 09/31#AL8853	1,442,701	**	1,450,992
	FNMA 15YR 3.5% 01/27 #AX1909	131,781	**	134,303
	FNMA 6.50% 7/32 #545759	13,293	**	14,920
	FNMA 6.50% 7/32 #545762	7,672	**	8,610
	FNMA 3.5% 07/32#BM3929	848,264	**	863,833
	FNMA 15YR 4% 08/27#BM4533	692,736	**	711,273
	FNMA 6.50% 12/32 #735415	7,933	**	8,904
	FNMA 6.50% 7/35 #745092	8,691	**	9,800
	FNMA 6.50% 8/36 #888034	11,653	**	13,069
	FNMA 6.50% 8/36 #888544	37,425	**	42,082
	FNMA 10YR 2% 08/23#MA1535	293,172	**	290,402
	FNMA 6.50% 12/35 #AD0723	46,301	**	51,969
	FNMA 6.50% 8/36 #AE0746	33,605	**	37,772
	BMARK 2018-B2 A2 3.6623% 02/51	577,000	**	586,608
	BMARK 2018-B7 A2 4.377% 05/53	328,000	**	344,382
	BMARK 2018-B8 A2 4.2122% 01/52	382,000	**	397,445
	COMM 2015-CR22 A2 2.856% 03/48	214,000	**	213,885
	COMM 2015-CR22 ASB 3.144% 3/48	211,000	**	211,481
	COMM 15-CR23 ASB 3.257% 05/48	244,000	**	245,565
	COMM 15-CR26 ASB 3.373% 10/48	163,000	**	164,763
	CSMC 16-NXSR A1 1.9708% 12/49	112,177	**	110,321
	CSAIL 17-CX9 A2 3.0538% 09/50	460,000	**	457,879
	COMM 2012-LC4 A4 3.288% 12/44	668,647	**	670,443
	COMM 2012-CR2 A3 2.841 8/45	680,000	**	673,318
	COMM 2012-CR3 ASB 2.372% 11/45	322,122	**	319,002
	COMM 2012-CR3 A3 2.822% 10/45	312,687	**	308,290
	COMM 2013-CR6 A4 3.101% 03/46	358,000	**	356,916
	COMM 2013-CR7 A4 3.213% 03/46	475,798	**	476,555
	COMM 2013-CR8 A5 3.612% 06/46	209,000	**	212,317
	COMM 2014-CR18 A2 2.924% 07/47	309,859	**	309,904
	CSAIL 2015-C2 ASB 3.2241% 6/57	169,000	**	168,911
	CSAIL 2016-C7 A1 1.5786% 11/49	120,917	**	119,439
	CGCMT 2016-P6 A1 1.884% 12/49	58,076	**	57,239
	CGCMT 2012-GC8 A4 3.024% 9/45	425,000	**	424,218
	CGCMT 13-GC11 A4 3.093% 04/46	82,000	**	81,621
	CGCMT 13-GC15 A4 4.371% 9/46	195,000	**	204,340
	CGCMT 13-GC17 A4 4.131% 11/46	249,000	**	258,574
	CGCMT 2014-GC23 A3 3.356% 7/47	511,000	**	512,505
	CGCMT 16-GC36 AAB 3.368% 02/49	295,000	**	296,740
	CGCMT 2017-P7 A2 3.199% 04/50	286,000	**	287,749

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNR 2012-149 DA 1.75% 01/43	70,825	**	68,000
	FNR 2013-16 GP 3% 03/33	309,646	**	310,150
	FNR 2014-83 P 3% 06/43	461,126	**	460,641
	FNR 2015-32 PA 3% 4/44	361,777	**	361,434
	FNR 2015-28 P 2.5% 5/45	929,596	**	910,459
	FNR 2015-28 JE 3% 05/45	767,388	**	764,499
	FNR 2015-42 LE 3% 06/45	545,646	**	542,817
	FNR 2015-49 LE 3% 07/45	402,129	**	402,170
	FNR 2015-54 GA 2.5% 07/45	484,635	**	476,895
	FNR 2016-19 AH 3% 04/46	438,495	**	438,651
	FNR 2016-26 CG 3% 05/46	1,132,956	**	1,130,362
	FNR 2016-27 HK 3% 01/41	570,190	**	567,576
	FNR 2016-27 KG 3% 01/40	280,954	**	280,651
	FNR 2016-37 BK 3% 06/46	1,174,605	**	1,171,988
	FNR 2016-34 GH 3% 06/46	1,110,424	**	1,106,297
	FNR 2016-105 PA 3.5% 4/45	598,005	**	608,741
	FNR 2016-100 P 3.5% 11/44	909,782	**	923,013
	FNR 2017-11 HA 3.5% 12/45	943,354	**	960,050
	FNR 2017-20 AP 3.5% 03/45	1,042,054	**	1,060,405
	FNR 2017-74 PA 3.5% 11/45	895,874	**	912,161
	FNR 2017-97 P 3% 01/47	596,785	**	592,558
	FNR 2018-3 LP 3% 02/47	1,631,436	**	1,624,496
	FNR 2018-16 NB 3.25% 12/44	558,414	**	563,205
	FNR 2018-11 LA 3.5% 7/45	725,924	**	738,770
	FNR 2018-44 PA 3.5% 06/44	3,560,286	**	3,598,095
	FNR 2018-88 BA 4% 11/25/43	1,095,578	**	1,128,846
	FHR 2012-4135 AB 1.75% 06/42	53,511	**	51,395
	FHR 2015-4472 WL 3% 05/45	371,465	**	371,784
	FHR 4656 PA 3.5% 10/45	623,080	**	635,168
	FHR 4683 EA 2.5% 05/47	790,374	**	773,910
	FHR 2018-4765 QA 3% 02/46	1,197,232	**	1,193,734
	FHR 4847 CA 3.5% 11/15/45	768,284	**	780,480
	FHR 2018-4766 MA 3.5% 02/46	1,136,465	**	1,157,778
	FNR 2011-26 PA 4.5% 04/41	246,125	**	258,148
	FHR 2010-3645 KP 5% 02/40	193,354	**	204,955
	GSMS 2012-GC6 A3 3.482% 01/45	304,849	**	308,995
	GSMS 2013-GC10 A4 2.681% 02/46	118,206	**	116,016
	GSMS 2013-GC10 A5 2.943% 02/46	622,000	**	615,722
	GSMS 2012-GCJ7 A4 3.377% 05/45	1,101,783	**	1,109,533
	GSMS 2012-GCJ9 A3 2.773% 11/45	734,432	**	726,061
	GSMC 14-GC26 AAB 3.365% 11/47	349,000	**	352,264
	GSMS 15-GC32 AAB 3.513% 7/48	204,000	**	206,955
	GSMS 2015-GC28 AAB 3.206% 2/48	265,000	**	266,063
	GSMS 2016-GS4 A1 1.532% 11/49	59,531	**	58,502
	GSMS 14-GC18 AAB 3.648% 01/47	89,000	**	90,210
	GSMS 14-GC20 AAB 3.655% 04/47	103,000	**	104,748
*	JPMCC 2015-JP1 A2 3.1438% 1/49	351,000	**	350,292
*	JPMCC 2012-C6 A3 3.5074 5/45	207,012	**	208,594
*	JPMCC 2012-C8 A3 2.8291% 10/45	289,178	**	284,807
*	JPMCC 13-C10 A5 3.1425% 12/47	542,000	**	539,347
*	JPMBB 14-C22 ASB 3.5036% 09/47	255,000	**	257,039
*	JPMCC 16-JP4 A2 2.9343% 12/49	384,000	**	381,378
*	JPMDB 16-C4 A1 1.4943% 12/49	1,072,790	**	1,047,251

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	MSBAM 15-C22 ASB 3.04% 4/15/48	151,000	**	150,946
	MSBAM 2013-C7 A4 2.918% 2/46	451,000	**	445,735
	MSBAM 2016-C32 A1 1.819% 12/49	178,045	**	175,183
	MSBAM 2012-C6 A4 2.858% 11/45	633,132	**	625,597
	MSBAM 2013-C8 A4 3.134% 12/48	516,000	**	514,123
	MSBAM 2013-C11 A4 CSTR 8/46	166,000	**	173,509
	MSBAM 13-C13 ASB 3.557% 11/46	419,530	**	425,041
	MSBAM 2014-C16 ASB 3.477% 6/47	333,000	**	335,836
	MSBAM 2014-C17 ASB 3.477% 8/47	436,000	**	440,883
	MSBAM 2015-C21 ASB 3.15% 03/48	88,000	**	87,715
	MSBAM 2016-C31 A1 1.555% 11/21	124,470	**	121,784
	UBSBB 2012-C2 A4 3.525 5/63	343,000	**	347,774
	WFRBS 14-C20 ASB 3.638% 05/47	168,000	**	170,878
	WFRBS 2014-C22 ASB 3.464% 9/57	576,000	**	584,183
	WFRBS 2013-C14 A5 3.337% 6/46	494,000	**	496,242
	WFRBS 2012-C9 A3 2.87% 11/45	419,625	**	417,273
	WFRBS 2011-C3 A4 4.375% 3/44	437,000	**	447,113
	WFRBS 2012-C7 A2 3.431% 6/45	271,000	**	273,173
	WFRBS 2013-C11 A5 3.071% 03/45	1,086,000	**	1,080,666
	WFRBS 2013-C12 A4 3.198% 3/48	151,000	**	150,799
	WFRBS 13-C12 ASB 2.838% 03/48	59,998	**	59,650
	WFRBS 2013-C16 A5 4.415% 09/46	312,000	**	327,899
	WFRBS 13-C16 ASB 3.963% 09/46	137,394	**	140,161
	WFRBS 14-C23 ASB 3.636% 10/57	201,000	**	205,165
	WFCM 2012-LC5 A3 2.918% 10/45	761,144	**	754,882
	WFCM 2013-LC12 A1 1.676% 7/46	40,067	**	40,071
	WFCM 2015-C27 ASB 3.278% 2/48	354,000	**	356,780
	WFCM 2016-C34 A2 2.603% 06/49	354,000	**	348,863
	WFCM 2016-LC25 1.795% 12/15/59	84,783	**	84,013
	WFCM 2016-C36 A1 1.453% 11/59	68,383	**	67,201
	WFCM 2016-C37 A2 3.103% 12/49	268,000	**	268,153

	Total Mortgage Backed Securities		—	$63,632,583

	Asset Backed Securities:
	AMOT 2017-3 A2 2.04% 6/22	446,000	**	$440,020
	AMOT 2018-1 A2 2.7% 01/23	540,000	**	536,544
	AMOT 2018-2 A 3.29% 05/23	683,000	**	687,912
	AMXCA 2017-3 A 1.77% 11/22	636,000	**	627,401
	AMXCA 2017-6 A 2.04% 05/23	488,000	**	480,918
	AMXCA 2018-4 A 2.99% 12/15/23	543,000	**	545,147
	AMXCA 2018-6 A 0% 02/24	539,000	**	541,665
	AMXCA 2017-1 A 1.93% 09/22	879,000	**	869,358
	BACCT 2017-A1 A1 1.95% 08/22	772,000	**	763,455
	BACCT 2017-A2 A2 1.84% 1/23	678,000	**	666,417
	BACCT 2018-A1 A1 2.7% 04/23	674,000	**	672,389
	BACCT 2018-A2 A2 3% 09/23	547,000	**	549,275
	BMWFT 2018-1 A1 3.15% 5/23	499,000	**	500,679
	BMWLT 2017-2 A3 2.07% 10/20	289,000	**	287,036
	BMWLT 2018-1 A3 3.06% 07/21	234,000	**	235,340
	BWSTA 18-1 A3 3.52% 12/22 144A	276,000	**	278,152
	CNH 2018-A A3 3.23% 07/23	497,000	**	499,140
	CPART 17-1A A3 2.05% 03/21	345,000	**	342,848
	CPART 18-2A A3 3.429% 12/22	412,000	**	415,577
	COMET 2015-A2 A2 2.08% 03/23	179,000	**	177,015

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	COMET 2015-A8 A8 2.05% 08/23	430,000	**	424,057
	COMET 2016-A3 A3 1.34% 04/22	359,000	**	356,450
	COMET 2016-A4 A4 1.33% 6/15/22	656,000	**	649,758
	COMET 2017-A1 A1 2% 01/23	628,000	**	621,654
	COMET 2017-A4 A4 1.99% 07/23	865,000	**	852,240
	COMET 2018-A1 A1 3.01% 02/24	361,000	**	363,390
	CARMX 16-4 A3 1.4% 08/21	440,454	**	435,613
	CARMX 2015-3 A3 1.63% 06/20	28,506	**	28,491
	CARMX 2016-2 A3 1.52% 02/21	150,097	**	149,286
	CARMX 2017-4 A3 2.15% 10/22	244,000	**	241,729
	CARMX 2017-3 A3 1.97% 04/22	236,000	**	233,630
	CARMX 2018-2 A3 2.98% 01/23	293,000	**	295,096
	CARMX 2018-4 A3 3.36% 09/23	334,000	**	336,787
	CHAIT 2016-A2 A 1.37% 06/15/21	813,000	**	807,381
	CHAIT 2016-A5 A5 1.27% 07/21	660,000	**	654,587
	CCCIT 2016-A1 A1 0% 11/21	814,000	**	807,024
	CCCIT 2017-A3 A3 1.92% 04/22	703,000	**	697,183
	CCCIT 2017-A8 A8 1.86% 8/8/22	600,000	**	594,687
	CCCIT 2017-A9 A9 1.8% 09/21	602,000	**	600,185
	CCCIT 2018-A1 A1 2.539% 01/23	555,000	**	556,705
	DEFT 18-1 A3 3.39% 06/23	169,000	**	169,189
	DEFT 2018-2 A3 3.44% 10/23	226,000	**	227,183
	DCENT 2015-A2 A 1.9% 10/22	515,000	**	508,337
	DCENT 2016-A3 A3 1.85% 10/23	440,000	**	431,458
	DCENT 2016-A4 A4 1.39% 3/22	657,000	**	650,158
	DCENT 2017-A6 A6 1.88% 2/15/23	449,000	**	442,109
	DCENT 2018-A5 A5 3.32% 03/24	659,000	**	667,997
	FITAT 2017-1 A3 1.8% 02/22	371,000	**	367,255
	FORDO 2018-A A3 3.03% 11/22	539,000	**	539,977
	FORDF 2016-1 A1 1.76% 02/21	310,000	**	309,653
	FORDF 2017-1 A1 2.07% 05/15/22	374,000	**	369,308
	FORDF 2017-2 A1 2.16% 09/22	595,000	**	586,754
	FORDF 2018-1 A1 2.95% 5/21	678,000	**	677,067
	FORDR 14-1 A 2.26% 11/25	470,000	**	469,026
	FORDR 2014-2 A 2.31% 04/26	1,015,000	**	1,008,920
	FORD CRD 16-1 A 2.31% 08/27	249,000	**	245,862
	FORDR 2015-2 A 2.44% 01/27	327,000	**	324,607
	FORDO 2016-C A3 1.22% 03/21	485,959	**	481,703
	FORDO 2017-A A3 1.67% 6/21	526,511	**	522,889
	FORDO 2016-A A3 2.01% 07/20	118,056	**	117,807
	FORDO 16-B A3 1.33% 10/20	163,337	**	162,685
	GFORT 17-1 A1 2.22% 1/22 144A	510,000	**	506,020
	GFORT 2018-2 A1 3.25% 3/23	513,000	**	513,761
	GMALT 2018-2 A3 3.1% 06/21	296,000	**	295,832
	GMCAR 2018-1A A3 2.39% 7/18/22	254,000	**	251,629
	HAROT 2016-4 A3 1.21% 12/20	440,568	**	436,793
	HAROT 2017-1 A3 1.72% 07/21	455,971	**	452,268
	HUNT AUTO 16-1 A3 1.57% 11/20	134,483	**	134,005
	HART 2016-B A3 1.29% 4/21	559,929	**	554,821
	HART 2018-A A3 2.79% 07/22	340,000	**	340,150
	HART 2015-C A3 1.46% 02/20	11,729	**	11,728
	HFMOT 2016-1A A2 1.81% 03/21	351,000	**	349,853
	HART 2016-A A3 1.56% 09/20	87,416	**	87,148
	KCOT 2018-1A A3 3.1% 08/22	678,000	**	682,255
	NMOTR 2016-A A2 1.54% 06/21	352,000	**	349,886

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	NAROT 2017-A A3 1.74% 08/21	628,000	**	622,643
	NAROT 2016-B A3 1.32% 01/15/21	197,613	**	196,150
	SRT 2017-A A3 2.58% 01/21	574,000	**	569,662
	SRT 2018-A A3 2.93% 05/21	454,000	**	453,835
	SSTRT 17-2A A3 2.04% 4/21 144A	358,000	**	354,295
	SSTRT 2016-1A A3 1.524% 03/20	92,669	**	92,392
	SSTRT 2018-2A A3 3.51% 8/25/22	660,000	**	665,504
	SSTRT 17-1A A3 1.89% 8/20	493,817	**	491,470
	TAOT 2018-B A3 2.96% 09/22	529,000	**	529,824
	USAOT 2017-1 A3 1.79% 05/21	205,000	**	203,638
	VZOT 16-1A A 1.42% 01/21	287,846	**	286,562
	VZOT 17-2A A 1.92% 12/21	360,000	**	356,526
	VZOT 2017-3A A1A 2.06% 04/22	600,000	**	593,163
	VALET 2018-1 A3 3.32% 11/22	320,000	**	320,355
	WOART 16-B A3 1.3% 2/22	382,596	**	378,371
	WOART 2016-A A3 1.77% 09/21	179,721	**	178,575

	Total Asset Backed Securities		—	$40,361,279

	Corporate Bonds:
	APPLE INC 2.85% 5/6/21	510,000	**	$512,547
	AUST & NZ BKG NY 2.25% 6/13/19	710,000	**	708,389
	AUS & NZ BKG 2.125% 8/19/20	398,000	**	394,708
	BANK OF MONTREAL 1.5% 7/18/19	1,000,000	**	999,292
	BK OF NOVA SCOTIA 2.05% 6/5/19	1,000,000	**	997,540
	BANK NOVA SCOTIA 2.8% 07/21/21	500,000	**	501,878
	BNK OF NOVA SCOTIA 2.7% 3/7/22	640,000	**	631,478
	BERKSHIRE HATH 1.7% 3/15/19	277,000	**	277,775
	BERKSHIRE HTHWY INC 2.1% 08/19	1,000,000	**	1,003,177
	BERKSHIRE HATH 2.2% 3/15/21	244,000	**	242,372
	BERKSHIRE HATH 2.75% 3/15/23	320,000	**	316,709
	CANADIAN IMP BANK 2.55% 6/22	926,000	**	902,630
	CHEVRON CORP 2.419% 11/17/20	940,000	**	933,944
	CISCO SYSTEMS INC 2.125% 3/19	690,000	**	693,917
	CISCO SYSTEMS 2.45% 6/15/20	1,000,000	**	995,629
	CISCO SYSTEMS 1.85% 9/20/21	490,000	**	478,978
	COMMONWEALTH NY 2.25% 03/13/19	681,000	**	684,872
	COMMONWEALTH BK NY 2.3% 9/6/19	650,000	**	651,576
	COMMWLTH BK ASTL NYB 2.3% 3/20	310,000	**	308,880
	EXXON MOBIL CORP 2.726% 3/1/23	503,000	**	499,183
	EXXON MOBIL CORP 2.222% 3/1/21	640,000	**	635,503
	GENERAL ELEC CO 3.375% 3/11/24	602,000	**	568,505
	GUARDIAN LIFE 3.4% 4/23 144A	700,000	**	701,695
	HSBC HLDNGS 3.262/VAR 3/13/23	1,000,000	**	988,399
	HSBC USA INC 2.25% 06/23/19	1,000,000	**	996,508
	JOHNSON & JOHNSON 2.25% 03/22	2,385,000	**	2,366,548
*	JPMORGAN CHASE 1.65% 9/23/19	2,000,000	**	1,990,611
	MASSMUTUAL 1.55% 10/11/19 144A	2,000,000	**	1,984,633
	MASSMUTUL GLBL 2.5% 4/22 144A	640,000	**	628,276
	MERCK & CO INC NEW 1.85% 02/20	1,000,000	**	998,174
	MET LFE GLB 1.55% 9/13/19 144A	1,500,000	**	1,491,962
	MET LIFE GLOB 2.65% 4/22 144A	950,000	**	931,592
	MICROSOFT CORP 1.55% 8/8/21	1,000,000	**	977,583
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	754,489
	NYLIFE GLBL 1.7% 9/14/21 144A	1,000,000	**	968,713
	NY LFE GLB 2.3% 6/10/22 144A	1,000,000	**	965,206

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	NOVARTIS CAP 2.4% 05/17/22	1,000,000	**	978,175
	ONTARIO PROVINCE CDA 2.4% 2/22	648,000	**	645,138
	ONTARIO PROV 4% 10/7/19	2,000,000	**	2,037,007
	ORACLE CORP 1.9% 09/15/21	660,000	**	644,178
	PECO ENERGY CO 1.7% 9/30/21	660,000	**	639,116
	PRICOA GBL 1.45% 9/13/19 144A	497,000	**	493,800
	PRICOA GLBL 2.45% 9/21/22 144A	448,000	**	436,003
	PROTECTVE LFE 2.615% 8/22 144A	450,000	**	441,595
	PROTECTIVE LF 2.161% 9/20 144A	456,000	**	450,410
	PUBLIC SVC ELEC 1.8% 06/01/19	700,000	**	696,996
	QUEBEC PROVINCE 2.375% 1/31/22	1,234,000	**	1,231,176
	ROYAL BK CAN GL 2.35% 10/30/20	1,300,000	**	1,289,117
	ROYAL BANK OF CANA 2.15% 10/20	800,000	**	790,474
	ROYAL BK CDA 3.2% 04/30/21	340,000	**	341,796
	SHELL INTL FIN BV 2.125% 05/20	468,000	**	464,567
	SHELL INTL 2.25% 11/10/20	806,000	**	798,806
*	STATE STREET CRP 1.95% 5/19/21	1,000,000	**	974,265
	SVENSKA 3.35% 05/24/21	700,000	**	702,002
	TORONTO DOM BK 2.125% 7/02/19	340,000	**	342,320
	TORONTO DOMINION 2.25% 11/5/19	800,000	**	798,427
	TORONTO DOM BANK 2.125% 4/7/21	350,000	**	344,213
	TOTAL CAP INTL 2.125% 01/10/19	700,000	**	706,900
	TOTAL CAP INTL 2.75% 06/19/21	340,000	**	338,355
	TOYOTA MOTOR CRDIT 2.125% 7/19	500,000	**	502,127
	TOYOTA MOTOR CORP 2.6% 1/11/22	780,000	**	778,265
	US BANK NA CIN 2.125% 10/19	1,451,000	**	1,446,163
	WELLS FARGO 3% 01/22/21	635,000	**	640,558
	WELLS FARGO & CO MTN 2.6% 7/20	460,000	**	460,749
	WELLS FARGO BANK 2.6% 1/15/21	2,700,000	**	2,698,747
	WESTPAC BANKING 4.875 11/19/19	620,000	**	633,149
	WESTPAC BANKING 1.6% 08/19/19	650,000	**	648,040
	WESTPAC BANKING 2.8% 1/11/22	651,000	**	647,343

	Total Corporate Bonds		—	$55,723,848

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$2,583,123

	Total synthetic guaranteed investment contract and wrapper contracts		—	$2,583,123

*	Participant loans	3.25% - 5.25% Maturing 2019 - 2025	**	$71,944,590

	Total investments at year end		240,646,831	$4,414,337,237

*	Party-in-interest
**	Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2019		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Deborah H. Caplan
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP